Exhibit 99.1

Stockholm, Sweden	April 28, 2021

FDA grants priority review for Nefecon, for patients with IgA nephropathy

Calliditas Therapeutics AB (Nasdaq: CALT, Nasdaq Stockholm: CALTX) (“Calliditas”) today announced that the U.S. Food and Drug Administration (FDA) has accepted the submission and granted Priority Review for the New Drug Application (NDA) for Nefecon, a down regulator of IgA1 for the treatment of IgA nephropathy (IgAN.) The FDA has set a Prescription Drug User Fee Act (PDUFA) goal date of September 15, 2021.

“We are very excited about being granted priority review, which reflects the unmet medical need of IgAN. We look forward to engaging with the agency and work towards an accelerated approval later this year so that we will be in a position to provide the first approved medication for IgAN patients,” said CEO Renée Aguiar-Lucander.

As previously reported, Calliditas filed an NDA with the FDA on March 15, 2021. The NDA submission is based on positive data from Part A of the NefIgArd pivotal Phase 3 study, a randomized, double-blind, placebo-controlled, international multicenter study designed to evaluate the efficacy and safety of Nefecon compared to placebo in 200 adult patients with IgAN. The NefIgArd study read out topline data in November 2020 and achieved its primary endpoint of proteinuria reduction compared to placebo as well as showing stabilization of eGFR at 9 months. The submission also includes clinical data from the Phase 2 NEFIGAN trial, which also met the same primary and secondary endpoints as the NefIgArd study. Both studies showed that Nefecon was generally well-tolerated, with a similar safety profile across both sets of results.

“Having a target action date provides us with a clear timeline as we continue to expand our US organization and prepare for commercialization in the fourth quarter of this year, subject to approval,” said Head of North America Commercial Andrew Udell.

Calliditas has applied for accelerated approval, which allows drugs targeting serious conditions that fill an unmet medical need to be approved based on a surrogate endpoint. The surrogate endpoint in the pivotal Phase 3 trial NefIgArd was reduction of proteinuria versus placebo. The confirmatory Part B of the NefIgArd study, designed to provide data on long-term renal benefit, is fully recruited and is expected to read out in early 2023.

Calliditas is the only company which has achieved positive data in randomized, double-blind, placebo-controlled Phase 2b and Phase 3 clinical trials in IgAN. If approved, Nefecon would become the first therapy specifically designed and approved for the treatment of IgAN, with the potential to be disease modifying. Subject to approval by the FDA, Calliditas intends to commercialize Nefecon for IgAN on its own in the United States.

For further information, please contact:

Marie Galay, IR Manager, Calliditas

Tel.: +44 79 55 12 98 45, email: marie.galay@calliditas.com

The information in the press release is information that Calliditas is obliged to make public pursuant to the EU Market Abuse Regulation. The information was sent for publication, through the agency of the contact persons set out above, on April 28, 2021 at 09:50 a.m. CET.

About Calliditas

Calliditas Therapeutics is a biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of the autoimmune renal disease IgA nephropathy, or IgAN, for which there is a high unmet medical need and there are no approved treatments. Calliditas is running a global Phase 3 study within IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT). Visit www.calliditas.com for further information.

About the NefIgArd Study

The global Phase 3 clinical trial NefIgArd, which investigated the effect of Nefecon versus placebo in patients with primary IgA nephropathy (IgAN), consists of two parts.

Part A, which was designed to provide the basis for regulatory submissions and approvals, evaluates data on the efficacy and safety of Nefecon. The first patient in the NefIgArd trial was randomized by Calliditas in November 2018, and in December 2019, Calliditas announced the full recruitment of Part A, across approximately 146 sites in 19 countries. Calliditas read out topline data for Part A in November 2020.

The trial met its primary objective of demonstrating a statistically significant reduction in urine protein creatinine ratio, UPCR or proteinuria, after 9 months of treatment with 16 mg of Nefecon compared to placebo, with significant continued improvement at 12 months.

The primary endpoint analysis showed a 31% mean reduction in the 16 mg arm versus baseline, with placebo showing a 5% mean reduction versus baseline, resulting in a 27% mean reduction at 9 months (p=0.0005) of the 16 mg arm versus placebo. The trial also met the key secondary endpoint, showing a statistically significant difference in estimated glomerular filtration rate or eGFR after 9 months of treatment with Nefecon compared to placebo. The key secondary endpoint, eGFR, showed a treatment benefit of 7% versus placebo at 9 months, reflecting stabilization in the treatment arm and a 7% decline of eGFR in the placebo arm (p=0.0029). This reflected an absolute decline of 4.04 ml/min/1.73m2 in the placebo group over 9 months compared to a 0.17 ml/min/1.73m2 decline in the treatment group. Nefecon was also generally well-tolerated, and the safety profile was in keeping with the Phase 2b results and consistent with the known safety profile of budesonide.

Part B of the NefIgArd study is designed to be a confirmatory post-market observational trial to confirm long-term renal protection and assess the difference in kidney function between treated and placebo patients as measured by eGFR over a two-year period from the start of dosing of each patient. The 360-patient population of the complete Phase 3 trial includes another 160 patients enrolled in addition to the 200 patients from Part A. The trial was fully recruited in January 2021, and aims to read out data in early 2023, after all patients have completed 2 years in the trial.

About Nefecon

Nefecon is a patented oral formulation of a potent and well-known active substance – budesonide – for targeted release. The formulation is designed to deliver the drug to the Peyer’s patch region of the lower small intestine, where the disease originates, as per the predominant pathogenesis models. Nefecon is derived from the TARGIT technology, which allows for the substance to pass through the stomach and intestine without being absorbed, and to be released in a pulse like fashion only when it reaches the lower small intestine.

The combination of dose and optimized release profile is required to be effective in patients with IgAN, as shown in a large Phase 2b trial, completed by Calliditas. In addition to its potent local effect, another advantage of using this active substance is that it has very low bioavailability, i.e. around 90% of it is inactivated in the liver before it reaches the systemic circulation. This means that a high concentration can be applied locally where needed but with only very limited systemic exposure and side effects.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Calliditas’ strategy, business plans, regulatory submissions and focus. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, any related to Calliditas’ business, operations, the potential for FDA acceptance for and the success and timeline of its regulatory marketing application for Nefecon, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other biopharmaceutical companies, and other risks identified in the section entitled “Risk Factors” in Calliditas’ reports filed with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Calliditas’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.